Free Writing Prospectus Filed on September 27, 2010	Filed Pursuant To Rule 433 Registration Statement No. 333-161148

Oesterreichische Kontrollbank Aktiengesellschaft

$ 1,000,000,000 1.750% Guaranteed Global Notes due 2015

FINAL TERM SHEET

September 27, 2010

Issuer:	Oesterreichische Kontrollbank AG (“OeKB”)

Guarantor:	Republic of Austria

Rating:	AAA by Standard & Poor’s Ratings Services and Aaa by Moody’s Investors Service[1]

Principal Amount:	US$ 1,000,000,000

Pricing Date	September 27, 2010

Closing Date:	October 5, 2010

Maturity Date:	October 5, 2015

Redemption Price:	100%

Interest Rate:	1.750% per annum (paid semi-annually 30/360, following, unadjusted)

Interest Payment Dates:	April 5 and October 5

First Interest Payment Date:	April 5, 2011

Reoffer Spread:	49 bps over 1.250% US Treasury due August 2015, yielding 1.786% semi-annually

Price to Public/Issue Price:	99.829%

Underwriting Commissions:	0.125%

Proceeds to OeKB:	99.704%

Format:	SEC registered global notes

Denominations:	US$ 1,000

Listing:	Regulated Market of the Luxembourg Stock Exchange

Business Days:	New York, London

Clearing System:	DTC (deliverable through Clearstream Luxembourg and Euroclear)

Joint Lead Managers:	Deutsche Bank AG, London Branch, Goldman Sachs International, HSBC Bank plc

Co-Managers:	Barclays Bank PLC, BNP Paribas, RBC Capital Markets Corporation, UBS Limited

Stabilization Manager:	n.a.

ISIN:	US676167BC27

CUSIP:	676167 BC2

1 A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

You can access the prospectus relating to the registration statement at the following websites:

http://www.sec.gov/Archives/edgar/data/202811/000119312509210954/dsba.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. at 800-503-4611 or by emailing to prospectusrequest@list.db.com or by mail to Deutsche Bank Securities Inc., Attention: Prospectus Department, Harborside Financial Center, 100 Plaza One, Jersey City, NJ 07311; by calling Goldman, Sachs & Co. at 866-471-2526 or by emailing to prospectus-ny@ny.email.gs.com or by mail to Goldman, Sachs & Co., Prospectus Department, 200 West Street, New York, NY 10282, facsimile: 212-902-9316; or by calling HSBC Securities (USA) Inc. at 866-811-8049 or by emailing to HSBC Securities (USA) Inc., Attention: Transaction Management Group, c/o Broadridge, 1155 Long Island Avenue, Bay 1-7, Edgewood, New York 11717.